SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2014

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-Daero 9-gil, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form    20-F  ☒            Form    40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of 2014 1Q Business Report

On May 15, 2014, Shinhan Financial Group (“SFG”) filed its 2014 1Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2009 through 2014

•	Jan. 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	Jun. 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Bank Vietnam became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity.

Principal Subsidiaries under Korean Law (as of March 31, 2014)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings.

Indirect subsidiaries held through direct subsidiaries (as of March 31, 2014)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited. 1)	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Europe Ltd.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 2)	8.5%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st 3)	5.0%
	Shinhan Private Equity Fund 2nd 4)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 5)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 93.3% of Shinhan Khmer Bank Limited
2)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
4)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
5)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of March 31, 2014)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000

Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	FY2014 (Jan. 1 ~ Mar. 31)	FY2013 (Jan. 1 ~ Dec. 31)	FY2012 (Jan. 1 ~ Dec. 31)
Operating income	757.8	2,637.6	3,178.0
Equity in income(loss) of associates	8.5	7.3	27.5
Non-Operating Income(loss)	9.5	37.3	25.1
Earnings before income tax	775.8	2,682.2	3,230.6
Income taxes	180.3	622.6	738.7
Consolidated net income	595.5	2,059.6	2,491.9
Net income in majority interest	558.4	1,902.8	2,321.9
Net income in minority interest	37.1	156.8	170.0

Some of the totals may not sum due to rounding.

Source and Use of Funds

		FY2014				FY2013				FY2012
Consolidated Basis (KRW billion, %)		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	179,980.2	57.13	860.0	1.91	176,825.5	56.58	3,914.2	2.21	170,937.0	56.64	4,636.9	2.71
	Borrowings	12,410.5	3.94	52.9	1.70	13,054.6	4.18	229.3	1.76	14,463.2	4.79	293.5	2.03
	Debentures	36,972.5	11.74	343.3	3.71	38,303.2	12.26	1,521.5	3.97	39,763.3	13.18	1,740.2	4.38
	Other Liabilities	55,752.3	17.70	—	—	55,163.7	17.65	—	—	48,721.2	16.14	—	—

	Total Liabilities	285,115.5	90.50	—	—	283,347.0	90.67	—	—	273,884.7	90.75	—	—

	Total Stockholder’s Equity	29,937.0	9.50	—	—	29,159.3	9.33	—	—	27,920.0	9.25	—	—

	Total Liabilities & SE	315,052.5	100.00	—	—	312,506.3	100.00	—	—	301,804.7	100.00	—	—

Use	Currency & Due from Banks	18,630.1	5.91	55.8	1.20	17,264.0	5.52	200.9	1.16	15,655.9	5.19	246.7	1.58
	Loans	206,148.3	65.43	2,419.9	4.70	203,254.8	65.04	10,173.5	5.01	196,161.4	65.00	11,309.1	5.77
	Loans in KRW	159,212.0	50.54	1,754.4	4.41	156,496.7	50.08	7,435.5	4.75	150,826.8	49.97	8,334.2	5.53
	Loans in Foreign Currency	10,863.2	3.45	100.9	3.72	10,506.0	3.36	394.6	3.76	10,335.9	3.42	439.1	4.25
	Credit Card Accounts	17,491.9	5.55	425.9	9.74	17,445.2	5.58	1,763.8	10.11	17,507.8	5.80	1,834.0	10.48
	Others	18,581.2	5.90	138.7	2.99	18,806.9	6.02	579.6	3.08	17,490.9	5.80	701.9	4.01
	AFS Financial Assets	27,851.7	8.84	218.1	3.13	29,620.6	9.48	979.2	3.31	28,996.9	9.61	1,111.9	3.83
	HTM Financial Assets	11,213.4	3.56	125.1	4.46	11,197.0	3.58	527.9	4.71	11,790.5	3.91	594.7	5.04
	Other Assets	51,209.1	16.25	—	—	51,169.9	16.37	—	—	49,200.0	16.30	—	—

	Total Assets	315,052.5	100.00	—		312,506.3	100.00	—	—	301,804.7	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

The main serial financial figures and indices for Mar. 31, 2014 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)	(KRW billion)

	Mar. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Aggregate Amount of Equity Capital (A)	25,252.6	25,605.8	25,075.7
Risk-Weighted Assets (B)	190,676.5	190,716.6	201,184.4
BIS Ratio (A/B)	13.24%	13.43%	12.46%

•	Figs. from 2013. 12 based on Basel III, Figs. for 2012 based on Basel I

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Mar. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Shinhan Bank	BIS Capital Adequacy Ratio	16.30	16.29	15.83
Jeju Bank	BIS Capital Adequacy Ratio	14.93	15.95	15.89
Shinhan Card	Adjusted Equity Capital Ratio	28.50	30.41	27.43
Shinhan Investment Corp.	Net Capital Ratio	469.28	493.33	666.34
Shinhan Life Insurance	Risk Based Capital Ratio	241.85	253.06	287.70
Shinhan BNPP AM	Net Capital Ratio	527.46	599.75	583.21
Shinhan Capital	Adjusted Equity Capital Ratio	14.93	15.05	14.98
Shinhan Savings Bank	BIS Capital Adequacy Ratio	13.81	12.22	n/a

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio from 2013. 12. whereas, Basel II FIRB was applied for 2012. 12.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio from 2013. 12. whereas, Basel II TSA was applied for 2012. 12.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 150%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

2) Liquidity

Won Liquidity Ratio	(KRW billion, %)

Company	Mar. 31, 2014			Dec. 31, 2013			Dec. 31, 2012
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,337.6	565.0	236.7	578.3	263.0	219.9	189.1	93.4	202.6
Shinhan Bank	57,367.4	44,117.5	130.0	53,589.9	41,699.5	128.5	56,506.3	41,131.1	137.4
Shinhan Card	14,509.2	3,397.9	427.0	14,490.7	3,902.1	371.4	15,472.3	3,420.9	452.3
Shinhan Investment Corp.	12,305.8	8,154.9	150.9	10,613.7	7,833.6	135.5	9,358.8	6,725.4	139.2
Shinhan Life Insurance	1,515.9	428.5	353.8	1,174.2	419.6	279.8	969.1	377.2	256.9
Shinhan Capital	618.1	333.4	185.4	510.9	221.1	231.1	587.5	161.3	364.1
Jeju Bank	942.2	584.8	161.1	937.3	559.0	167.7	9,984.0	6,511.8	153.3
Shinhan Savings Bank	311.6	145.2	214.6	257.4	91.8	280.2	—	—	—

1)	Shinhan Financial Group, Shinhan Bank, Jeju Bank: Due within 1 month
2)	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
3)	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, Shinhan Savings Bank : Due within 3 months
4)	Shinhan Financial Group figures are separate basis

Foreign Currency (FC) Liquidity Ratio	(USD thousand, %)

Company	Mar. 31, 2014			Dec. 31, 2013			Dec. 31, 2012
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	25,566,983	20,419,024	125.2	25,808,136	20,294,035	127.2	25,501,141	20,005,132	127.5
Shinhan Investment Corp.	711,514	493,327	144.2	451,293	390,614	115.5	450,807	417,150	108.1
Shinhan Capital	34,993	34,119	102.6	84,439	55,637	151.8	108,100	71,391	151.4
Jeju Bank	13,669	6,433	212.5	8,486	5,203	163.1	11,253	5,676	198.3

1)	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months
2)	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS
3)	Shinhan Financial Group figures are separate basis

3) Asset Quality

SFG Consolidated Basis	(KRW billion, %)

	Mar. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Total Loans	211,494.8	207,680.2	203,155.4

Substandard & Below	2,662.5	2,609.1	2,718.9
Substandard & Below Ratio	1.26	1.26	1.34
Non-Performing Loans	2,078.5	1,990.2	2,173.3
NPL Ratio	0.98	0.96	1.07
Substandard & Below Coverage Ratio	162.87	163.45	169.06
Loan Loss Allowance 1)	4,336.4	4,264.6	4,596.5
Substandard & Below Loans	2,662.5	2,609.1	2,718.9

1)	Including reserve for credit losses.

Separate Basis	(%)

	Mar. 31, 2014			Dec. 31, 2013			Dec. 31, 2012
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.15	0.92	147.56	1.16	0.90	149.82	1.08	0.87	170.55
Shinhan Card	1.75	1.22	291.52	1.53	1.00	314.75	2.14	1.64	248.83
Shinhan Investment Corp.	4.12	4.12	137.42	4.65	4.65	94.16	11.17	11.18	77.61
Shinhan Life Insurance	0.19	0.19	475.95	0.20	0.19	472.62	0.50	0.26	361.33
Shinhan Capital	1.90	1.26	121.55	2.23	1.88	111.21	2.98	1.91	95.84
Jeju Bank	2.14	2.01	79.13	1.53	1.49	105.10	1.49	1.47	102.90
Shinhan Savings Bank	17.27	12.56	29.34	17.70	13.64	33.30	—	—	—

1)	Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

<SFG Consolidated Basis>

(KRW billion)

	Mar. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	2,506.5	2,575.0	2,903.5
Allowance for acceptances and guarantees	101.8	93.0	77.8
Allowance for unused loan commitments	398.3	411.2	415.4
Other allowance	240.6	246.1	254.6

Total allowance	3,247.2	3,325.3	3,651.3

Write-offs	258.0	1,504.1	1,417.2

<Shinhan Bank>

(KRW billion)

	Mar. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	1,401.0	1,502.1	1,649.8
Allowance for acceptances and guarantees	120.7	111.5	112.8
Allowance for unused loan commitments	70.3	80.3	78.1
Other allowance	150.9	180.0	168.8

Total allowance	1,742.9	1,873.9	2,009.5

Write-offs	129.3	750.8	695.6

<Shinhan Card>

(KRW billion)

	Mar. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Allowance for loan losses	709.1	673.5	777.4
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	316.7	318.6	328.5
Other allowance	75.3	52.7	46.7

Total allowance	1,101.1	1,044.8	1,152.6

Write-offs	108.7	647.5	511.6

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)	(KRW billion)

	Mar. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Debt	7,790.7	7,450.2	7,546.0
Equity	20,477.7	19,974.5	19,666.9
Debt to Equity Ratio	38.04%	37.30%	38.37%

Twenty Largest Exposures by Borrower	(KRW billion)

As of Mar. 31, 2014 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Bank of Korea	3,270	—	5,098	0	—	8,368
Ministry of Strategy & Finance	0	—	7,606	—	—	7,606
Hyundai Heavy Industries Co., Ltd.	34	225	196	2,383	0	2,838
Korea Deposit Insurance Corporation	0	—	2,602	—	—	2,602
Korea Development Bank	10	64	2,400	—	—	2,473
Industrial Bank of Korea	516	53	1,770	—	—	2,339
Korea Finance Corporation	—	—	1,748	—	—	1,748
Woori Bank	329	57	1,211	—	—	1,598
Korea Land & Housing Corporation	0	—	1,566	—	—	1,566
Samsung Heavy Industries Co., Ltd.	150	10	21	1,302	0	1,483
Hyundai Samho Heavy Industries Co., Ltd.	10	42	130	1,153	0	1,334
Korea Securities Finance Corporation	31	—	1,202	—	—	1,233
Nonghyup Bank	287	—	778	11	—	1,075
KEPCO	0	—	802	20	—	823
Hyundai Steel	486	207	88	7	0	788
Hana Bank	51	10	694	—	—	755
Hyundai Mipo Dockyard Co., Ltd.	0	0	—	748	—	748
Korea Housing-Finance Corporation	0	—	732	—	—	732
Korea EximBank	—	—	717	—	—	717
LG Electronics Co., Ltd.	198	—	44	444	—	687

Total	5,372	669	29,406	6,067	0	41,514

Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups	(KRW billion)

As of Mar. 31, 2014 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	204	395	346	4,313	1	5,258
Samsung	718	1,133	1,073	2,020	0	4,944
Hyundai Motors	1,329	989	1,079	310	0	3,707
SK	437	989	1,067	1,040	0	3,533
Lotte	312	666	967	263	1	2,209
LG	833	337	302	539	0	2,011
POSCO	162	495	387	216	1	1,261
LS	169	322	153	553	0	1,197
Hyosung	323	488	86	142	0	1,039
GS	252	218	174	359	0	1,004

Total	4,738	6,032	5,635	9,755	3	26,164

Some of the totals may not sum due to rounding

Loan and due from banks Concentration by Industry

(KRW billion)

As of Mar. 31, 2014 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	26,089	12%
Manufacturing	34,046	15%
Retail and wholesale	12,947	6%
Real Estate, leasing and service	16,951	8%
Construction	3,403	2%
Hotel and Restaurant	4,664	2%
Others	23,844	11%
Consumers	102,409	46%

Total	224,352	100%

*	Including deposits and loans.
*	Some of the totals may not sum due to rounding.

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Building of Steel Ships	230	150	42
B	Apartment Building Construction	170	138	108
C	Development and Subdividing of Residential Buildings	90	90	7
D	Building of Steel Ships	83	81	6
E	Wholesale of Non-Specialized Goods	58	58	0
F	Building of Steel Ships	44	44	0
G	Renting of Non-Residential Buildings	31	31	3
H	Development and Subdividing of Residential Buildings	30	30	23
I	Building of Steel Ships	29	29	3
J	Other Civil Engineering Construction	28	28	24
K	Manufacture of Other Paper and Paperboard	25	24	8
L	Building of Steel Ships	34	24	10
M	Manufacture of Synthetic Resin and Other Plastic Materials	22	22	0
N	Manufacture of Tires and Tubes	22	22	22
O	Building of Steel Ships	21	21	1
P	Manufacture of Sections for Ships	20	20	2
Q	Apartment Building Construction	20	20	18
R	Manufacture of Other Basic Iron and Steel n. e. c.	23	19	13
S	Manufacture of Synthetic Resin and Other Plastic Materials	18	18	0
T	Construction of Highways, Streets and Roads	18	18	5

Total		1,016	887	297

1)	Consolidated basis as of Mar. 31, 2014.
2)	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	1Q 2014	FY2013	FY 2012
Audit Opinion	-	Unqualified	Unqualified

*	For the first quarter of 2014, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
2014	KPMG Samjong Accounting Corp.	500	Review/Audit of Financial Statements	1,280 hours 2)
	KPMG Samjong Accounting Corp.	73	K-IFRS Report Package Audit for Shinhan Savings Bank	200 hours
2013	KPMG Samjong Accounting Corp.	508	Review/Audit of Financial Statements	6,270 hours
	KPMG Samjong Accounting Corp.	140	K-IFRS Report Package Audit for Shinhan Savings Bank	1,511 hours
	KPMG Samjong Accounting Corp.	45	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2013	510 hours
2012	KPMG Samjong Accounting Corp.	498	Review/Audit of Financial Statements	6,380 hours
	KPMG Samjong Accounting Corp.	35	K-IFRS Report Package Audit for Shinhan Savings Bank	372 hours
	KPMG Samjong Accounting Corp.	70	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2012	690 hours

1)	Excluding value-added taxes.
2)	As of March 31, 2014.

* In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,304 million(Excluding value-added taxes) for FY2013

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director	(As of Mar. 31, 2014)

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	November. 1948	• Chairman of Shinhan Financial Group • Board Steering Committee member • Corporate Governance & CEO Recommendation Committee Member	6 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 outside directors were appointed as board of directors at the 13th Annual General Meeting of Shareholders on March 26, 2014, of which 7 directors renewed their terms and 2 director newly appointed.

Our non-executive directors are as follows: Director	(As of Mar. 31, 2014)

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term

Jin Won Suh	April 1951	X	-	4 years starting from March 23, 2011

Hoon Namkoong	June 1947	O	Chairman of Board of Directors Risk Management Committee member Compensation Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 23, 2011

Boo In Ko	December 1941	O	Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 28, 2013

Taeeun Kwon	January 1941	O	Audit Committee chair Corporate Governance & CEO Recommendation Committee member	4 years starting from March 23, 2011

Kee Young Kim	October 1937	O	Board Steering Committee member Risk Management Committee member	4 years starting from March 23, 2011

Seok Won Kim	April 1947	O	Audit Committee member Board Steering Committee member Compensation Committee member	4 years starting from March 23, 2011

Man Woo Lee	November 1954	O	Compensation Committee member Audit Committee member	2 years starting from March 26, 2014

Sang Kyung Lee	September 1945	O	Audit Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 29, 2012

Jin Chung	March 1937	O	Board Steering Committee member	2 years starting from March 26, 2014

Haruki Hirakawa	November 1964	O	Compensation Committee member	4 years starting from March 23, 2011

Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	5 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar. 31, 2014)

Name	Month and Year of Birth	Position	In charge of

Hyung Jin Kim	August. 1958	Deputy President Chief Strategy Officer	• Strategic Planning Team • Global Business Strategy Team • Future Strategy Research Institute • Corporate Culture Development Team

Jae Gwang Soh	August. 1961	Deputy President	• Synergy Management Team • Information & Communication Technology Planning Team • Smart Finance Team • Audit Team

Jung Kee Min	March. 1959	Deputy President & Chief Financial Officer	• Finance Management Team • Investor Relations Team • HR Team

Sin Gee Lee	July. 1956	Deputy President	• Public Relations Team • CSR Team • Management Support Team

Young Jin Lim	November. 1960	Deputy President	• Wealth Management Planning Office

Dong Hwan Lee	September. 1959	Deputy President	• Corporate & Investment Banking Planning Office

Bo Hyuk Yim	March. 1961	Executive Vice President	• Risk Management Team

Woo Gyun Park	March. 1959	Managing Director	• Compliance Team

Byung Chul Lim	January. 1964	Managing Director	• Future Strategy Research Institute

Young Kyo Jeon	August. 1962	Managing Director	• Finance Management Team

Stock Options	(As of April. 30, 2014)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	1,025,856	205,313	—	54,560
Granted in 2008	805,174	—	185,396	619,778	49,053

Total	7,862,847	5,910,015	1,122,309	830,523	—

Note	1) The weighted-average exercise price of outstanding exercisable options as of April 30, 2014 is KRW 45,124

2) The closing price of our common stock was KRW 45,000 on April 30, 2014.

Employees	(As of Mar. 31, 2014)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2014 (KRW million)	Average Payment per person (KRW million)
Male	120	2 yrs 5 mths (12 yrs 10 mths) 1)	5,174	43
Female	32	3 yrs 7 mths (7 yrs 1 mths) 1)	722	23

Total	152	2 yrs 8 mths (11 yrs 8 mths) 1)	5,896	39

1)	Average length of service including service within group subsidiaries

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of March 31, 2014

Name	No. of Common Shares owned	Ownership%
National Pension Service	41,795,962	8.81%
BNP Paribas	25,356,276	5.35%

1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Dec. 31, 2013.

Share ownership of Employee Stock Ownership Association	(Number of shares, %)

Beginning Balance (Jan. 1, 2014)	Increase	Decrease	Ending Balance (Mar. 31, 2014)	Ownership% 1) (Mar. 31, 2014)
19,332,502	1,447,558	693,801	20,086,259	4.24%

1)	Common share basis.

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Sep. 2013	Oct. 2013	Nov. 2013	Dec. 2013	Jan. 2014	Feb. 2014	Mar. 2014	Apr. 2014
	High	44,850	48,650	46,800	47,500	46,600	45,250	47,000	47,000
Price per share	Low	41,050	43,800	42,150	43,900	43,000	42,000	43,500	44,300
	Avg.	43,572	45,990	44,455	45,605	44,478	43,970	44,738	46,020
Trading Volume		17,224,587	24,337,853	17,171,084	18,627,562	20,153,930	19,455,940	19,108,513	16,844,244
Highest Daily Trading Volume		1,831,529	6,514,753	1,319,749	1,744,554	1,526,941	2,137,863	1,384,236	1,358,277
Lowest Daily Trading Volume		591,708	400,603	389,937	461,270	568,070	387,779	314,973	331,564

American Depositary Receipts traded on the New York Stock Exchange	(USD, number of shares)

		Sep. 2013	Oct. 2013	Nov. 2013	Dec. 2013	Jan. 2014	Feb. 2014	Mar. 2014	Apr. 2014
	High	42.34	45.61	43.87	45.70	43.77	41.79	43.95	44.85
Price per share	Low	37.62	40.63	40.06	41.27	39.77	39.44	40.24	42.55
	Avg.	40.38	43.04	41.92	43.32	41.72	40.86	41.79	43.99
Trading Volume		996,438	878,337	743,184	1,095,729	1,326,446	1,414,926	959,833	586,382
Highest Daily Trading Volume		89,551	90,686	106,513	189,109	123,661	147,578	91,319	65,948
Lowest Daily Trading Volume		24,299	12,881	9,616	18,566	27,613	37,416	21,689	11,087

*	1 ADR = 1 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate		Beginning Balance (Jan. 1, 2014)	Decrease	Increase	Ending Balance (Mar. 31, 2014)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%		100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%		100.0	—	—	100.0
	Loans in KRW	2010-10-29	2015-10-29	4.37%		100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%		100.0	—	—	100.0
Shinhan Card	Loans in KRW	2011-02-24	2016-02-24	4.82%		250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%		100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%		150.0	—	—	150.0
	Loans in KRW	2011-01-28	2014-01-28	4.53%		50.0	50.0	—	—
	Loans in KRW	2011-04-29	2016-04-29	4.65%		100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%		50.0	—	—	50.0
Shinhan Capital	Loans in KRW	2012-03-14	2017-03-14	4.12%		50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%		50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%		50.0	—	—	50.0
	Loans in KRW	2013-09-05	2018-09-05	3.61%		80.0	—	—	80.0
	Loans in KRW	2014-01-27	2019-01-27	3.60%		—	—	50.0	50.0
Shinhan PE Investment Management	Loans in KRW Loans in KRW	2013-08-09 2013-11-27	2014-08-08 2014-11-26	2.81 3.01	% %	2.5 5.0	— —	— —	2.5 5.0

Total						1,337.5	50.0	50.0	1,337.5

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2014

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2014

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min

Name: Jung Kee Min

Title: Chief Financial Officer

Date: May 15, 2014